Exhibit 99.1

Ferrari announces the suspension of production
in Maranello and Modena until  27 March 2020

Maranello, 14 March 2020 - Ferrari has decided to suspend production in Maranello and Modena with immediate effect and until 27 March.
The decision has been taken by the Company for its employees’ well-being and follows a number of rigorous preventive measures already implemented by the Company to guarantee the highest health standards in light of the Italian Government’s decree on COVID-19 issued on March 11, as well as previous decrees. The Company, that had ensured continued production so far whilst placing employees’ wellbeing as its main priority, is now experiencing the first serious supply chain issues, which no longer allow for continued production.

All non manufacturing related activity will continue on a regular basis, leveraging the opportunities provided by smart working.

Scuderia Ferrari, in line with manufacturing, has also suspended its operational activities.

“At a time like this,” commented Ferrari’s CEO, Louis Camilleri, “my gratitude goes first and foremost to Ferrari’s women and men who, with their tremendous commitment over the past few days, have demonstrated the passion and dedication that defines our marque. Together with our suppliers, they have ensured the Company’s production. And it is out of our respect for them, for their peace of mind and those of their families that we have decided on this course of action. Camilleri added “Our clients and fans are also top of mind for us at this time, as we prepare for a strong restart.”

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977